DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/17/08


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
689,950

8. SHARED VOTING POWER
307,651

9. SOLE DISPOSITIVE POWER

997,601
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
997,601

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.86%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

This statement constitutes Amendment # 2 to the schedule 13d filed September 18, 2008. Except as specifically set forth herein, the Schedule 13d remains unmodified.

Item 4 is amended as follows:
Item 4. PURPOSE OF TRANSACTION
On September 12, 2008, the Company entered into an Agreement and
Plan of Merger with AEFC pursuant to which AEFC would merge with and into the Company. The Company announced on October 7, 2008 that it had been advised by AEFC that a majority of AEFCs shareholders had taken action by consent disapproving and rejecting the merger between the Company and AEFC. The Company is currently evaluating the effectiveness of the alleged shareholder action, as well as the alternatives available to it with respect to the merger and AEFC.

On October 17, 2008, Opportunity Partners L.P., an affiliate of the filing person, filed a petition in the Court of Chancery in the State of Delaware to compel an annual meeting of shareholders.
On November 18, 2008, the parties agreed, among other things, to cancel a hearing on the petition, which had been scheduled for November 19, 2008, and to hold an annual stockholders meeting not later than February 7, 2009. The stipulation provides that the issuer proxy materials for the meeting will include a dissolution proposal and plan of liquidation for consideration by the shareholders. If such dissolution proposal is approved, the issuer will use its best efforts to distribute within 10 days of the shareholder meeting $10 per share to the Public Stockholders in accordance with and subject to the limitations in the Registration Statement dated February 1, 2007.
The stipulation further provides that the proxy materials for the meeting may include a business strategy proposal as an alternative to liquidation. The issuer also agreed to pay the petitioners attorneys fees and costs of $8,300.00 in connection with bringing the action.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10Q filed on 8/14/2008 there were 12,699,900 shares of common stock outstanding as of April 11, 2008. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 969,601 shares of DEK or 7.44% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of DEK were traded:

BUYS
Date:		Shares:		Price:

10/23/08	2200		$9.45
10/27/08	5700		$9.40
10/28/08	7001		$9.45
10/28/08	200		$9.43
10/28/08	100		$9.38
10/28/08	100		$9.46
10/29/08	4450		$9.45
10/30/08	100		$9.38
10/31/08	4600		$9.43
11/05/08	7000		$9.50
11/05/08	5050		$9.55
11/10/08	20150		$9.5494
11/21/08	40100		$9.6987
11/21/08	4700		$9.70
11/21/08	300		$9.69
11/21/08	5500		$9.70
11/21/08	4500		$9.69
11/24/08	60000		$9.70
11/25/08	25000		$9.6998
12/2/08		28000		$9.72



d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/3/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos